

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2012

Via E-mail
Mark A. Sirgo, Pharm.D.
President and Chief Executive Officer
BioDelivery Sciences International, Inc.
801 Corporate Center Drive, Suite #210
Raleigh, NC 27607

      Re: BioDelivery Sciences International, Inc.
                  Registration Statement on Form S-3
                  Filed January 31, 2012
                  File No. 333-179257

Dear Dr. Sirgo:

      We have limited our review of your registration statement to those issues we have addressed in our comments. Please respond to this letter by amending your registration statement as requested. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you may issue debt securities under an indenture using this registration statement. Please be advised that you must file this indenture, or at least a form of such indenture, prior to effectiveness.

Incorporation of Certain Documents by Reference, page 18

2. Please include the Current Reports on Form 8-K that you filed on January 10, 2011, February 17, 2011 and March 2, 2011 among those documents you are incorporating by reference to this registration statement. Form S-3 requires the incorporation by reference of all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the most recent annual report.

<u>Exhibit 5.1</u>

3. Your legal counsel states that, in rendering its opinion on the Delaware General
    Corporation Law, it has "relied exclusively on the latest standard compilations of such
    statutes and laws as reproduced in commonly accepted unofficial publications available
    to us." This language appears to exclude reported judicial decisions that interpret these
    statutes and laws, which is not permissible. We refer you to Section II.B.3.c of Staff
    Legal Bulletin No. 19. Please revise this opinion accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with respect
    to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility for
    the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a
    defense in any proceeding initiated by the Commission or any person under the federal
    securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

Sincerely,

/s Daniel Greenspan for

Jeffrey Riedler
Assistant Director

cc: Barry I. Grossman, Esq.
        Lawrence A. Rosenbloom, Esq.
        Ellenoff Grossman & Schole LLP
        150 East 42nd Street
        New York, New York 10017